Exhibit 12.1

SARA LEE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

(Unaudited)

	Six Months Ended
	December 30, 2006	December 31, 2005
Fixed charges:
Interest expense	$137	$148
Interest portion of rental expense	21	23

Total fixed charges before capitalized interest	158	171
Capitalized interest	9	10

Total fixed charges	$167	$181

Earnings available for fixed charges:
Income before income taxes from continuing operations	$175 (a)	$210	(b)
Less undistributed (loss) income in minority-owned companies	(2)	(1)
Add minority interest in majority-owned subsidiaries	(7)	4
Add amortization of capitalized interest	5	5
Add fixed charges before capitalized interest	158	171

Total earnings available for fixed charges	$329	$389

Ratio of earnings to fixed charges	2.0	2.1

(a)	During the first six months of fiscal 2007, the corporation recorded a pretax charge of $39 million in connection with certain restructuring activities. Also during fiscal 2007, the corporation recognized an impairment charge of $152 million and $120 million of contingent sales proceeds from the disposal of its European tobacco business in 1999 .
(b)	In the first six months of fiscal 2006, the corporation recorded a pretax charge of $55 million in connection with certain restructuring actions. Also, during the first six months of fiscal 2006, the corporation recognized $114 million of contingent sales proceeds from the disposal of its European tobacco business.